# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUDIOEYE INC, CIK 0001362190
CUSIP: 050734201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5210 E. WILLIAMS CIRCLE, 5210 E. WILLIAMS CIRCLE, TUCSON, Arizona (AZ), 85711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001477932-19-000652
Filed by CIK 0001768651

## Reporting persons
- Kosow Keith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 401,126; shared voting power 0; sole dispositive power 401,126; shared dispositive power 0; aggregate amount beneficially owned 401,126 (3.3% of the class)
  Comment: (1) Comprised of (i) 49,494 shares of Common Stock held by Keith Kosow; (ii) 246,297 shares of Common stock held by KTK Capital, Inc., a company controlled by Keith Kosow for which he is deemed the beneficial owner and (iii) 105,335 shares of Common Stock held by Cedar Holdings MGMT, a company controlled by Keith Kosow for which he is deemed the beneficial owner.
  
  (2) Based on 12,178,130 shares of the registrant's common stock issued and outstanding as of October 31, 2024.
- KTK Capital, Inc.: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 246,297; shared voting power 0; sole dispositive power 246,297; shared dispositive power 0; aggregate amount beneficially owned 246,297 (2% of the class)
  Comment: (1) Comprised of 246,297 shares of Common stock held by KTK Capital, Inc., a company controlled by Keith Kosow for which he is deemed the beneficial owner.
  
  (2) Based on 12,178,130 shares of the registrant's common stock issued and outstanding as of October 31, 2024.
- Cedar Holdings MGMT: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 105,335; shared voting power 0; sole dispositive power 105,335; shared dispositive power 0; aggregate amount beneficially owned 105,335 (0.9% of the class)
  Comment: (1) Comprised of 105,335 shares of Common stock held by Cedar Holdings MGMT, a company controlled by Keith Kosow for which he is deemed the beneficial owner.
  
  (2) Based on 12,178,130 shares of the registrant's common stock issued and outstanding as of October 31, 2024.

## Item 1. Issuer
Name of issuer: AUDIOEYE INC
Address of issuer's principal executive offices: 5210 E. WILLIAMS CIRCLE, 5210 E. WILLIAMS CIRCLE, TUCSON, ARIZONA, 85711.

## Item 2. Person Filing
Name of person filing:
Keith Kosow
KTK Capital, Inc.
Cedar Holdings MGMT

The foregoing are sometimes together referred to herein as ?reporting person?.
Address of principal business office or, if none, residence: 100 South Pointe Drive #1206, Miami Beach, FL 33139
Citizenship:
Keith Kosow - United States citizen
KTK Capital, Inc - a corporation formed under the laws of the State of Florida
Cedar Holdings MGMT - a corporation formed under the laws of the State of Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 401,126.00
Percent of class: 3.3%
Sole power to vote or to direct the vote: 401,126.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 401,126.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kosow Keith: /s/ Keith Kosow, Individual (01/14/2025)
- KTK Capital, Inc.: /s/ Keith Kosow, Authorized Signatory (01/14/2025)
- Cedar Holdings MGMT: /s/ Keith Kosow, Authorized Signatory (01/14/2025)